
Join us at:
present tense
nash * tenn

INVEST IN **PRESENT TENSE**

A culinary and sensory experience celebrating the here and now in Nashville

liveinthepresenttense.com Nashville, TN

Highlights

1. Local favorite restaurant w/ a deep sake list, natural wines, and esoteric yet minimalist cocktails
2. Influenced by the sourcing of world class ingredients, fermentation, restraint & Japanese charcoal
3. N.Y. Times Best Restaurants in Nashville & Resy Restaurants That Define Dining in America 2024
4. Chef/Owner awarded Michelin Bib Gourmand and Eater Restaurant of the Year for Dija Mara in San Diego
5. Co-owners have decades of experience in F&B, Hospitality Operations, and Alc-Bev brand building
6. Founder successfully scaled a multi-unit craft bottle shop and online DTC platform in Singapore
7. $1.4M in top line revenue in first 12 months of operations; monthly profitability at 16 months
8. 18-month operating history with strategic plans for growth and expansion

Featured Investor



Brian White
Syndicate Lead

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Invested $150,000 ⓘ

Brian is a seasoned investor who specializes in land deals, residential real estate, and restaurant investing.

"Investing in Present Tense made sense to for a number of reasons. First, I trust in the leadership of Ryan and Rick in guiding Present Tense towards success in the future. Strong and competent owners can be hard to find in the space. Secondly, Nashville is in dire need for a restaurant that pushes the limits and offers dishes and fare not found anywhere else in the city. Finally--one night's omakase experience with Ryan and his staff will make you realize how special and unique Present Tense is. I'm excited to see how the restaurant evolves over time and am happy to be partnered with such an exciting experience!"

Our Team



Ryan Costanza Chef/Owner

Ryan is an acclaimed Chef and Restaurateur. Worked w/ award winning chefs Govind Armstrong, Sang Yoon, Daniel Patterson and was Culinary Director of Ops for Crenn Dining Group in San Fran. Honored w/ Michelin Bib Gourmand for Dija Mara in San Diego.



Rick Margaritov Director of Operations/Owner

Rick has clocked in 20+ years in the hospitality and alc-bev industries. Former GM at Thomas Keller Group & worked w/ James Beard Award-winning chefs Tom Collichio, Jonathan Waxman and Suzanne Goin & Caroline Styne. Cornell grad; MBA from Vanderbilt.



Kenneth Vanhooser Beverage Director/Partner

Ken was the opening Bar Director at The Optimist and Le Loup. His style can best be described as a synergy only found through having lived, worked, and excelled at Japanese-styled bartending, innate southern hospitality, and Michelin-style environments.



Tanya Dempsey Creative Director/Owner

Founder of creative content studio November Grey, Tanya's an accomplished Producer and Content Creator who leads all marketing, events & PR. Notable client list includes: Puma, Comcast, Sanyae Demure, Les Lunes, Esse et Cie & Sonder Living.

A culinary and sensory experience celebrating the here and now in Nashville.


The New York Times
The 25 Best Restaurants in Nashville Right Now
For the grammar fans out there, it's true: Present Tense encapsulates what's happening in Nashville right now.


RESY
Best of The Hit List
National
The Restaurants That Defined Dining in America in 2024
BEST OF
R
THE HIT LIST

From Ryan and Rick:

We are so grateful to everyone that has come to Present Tense and enjoyed our food and guest experience. We've been surprised, flattered, and energized by the way Nashville has received us.

We opened Present Tense the way you should never open a restaurant: underfunded with a small amount of debt financing and our personal funds leaving us with almost zero dollars to spare on the day we opened - and then facing rising interest rates and inflation. It has been a struggle since day one to operate this restaurant the way we want to.

We've survived though. Thrived even. Which makes us think, if we can do what we've done while scraping by, imagine the progress we could make with a little help from our friends. We are thrilled to bring our Nashville supporters into the fold as investors, so we can improve on what we've created and do all the things we dreamed of doing in this space since day one.

We invite you to join us in creating the future of Present Tense.


Join us at:
present tense
nash * tenn

We are raising funds to support our growth.

We're ready to take Present Tense to the next level, which is going to require the needed capital resources (for operations, kitchen upgrades and marketing) that we didn't have when we first opened.


"For the grammar fans out there, it's true: Present Tense encapsulates what's happening in Nashville right now. Which is to say, an influx of talent, including the chef Ryan Costanza, who came to Nashville from San Diego. Along with his partner and general manager, Rick Margaritov, Mr. Costanza has made a mark in the burgeoning Wedgewood-Houston neighborhood."
The New York Times, October 7, 2024

Opened in May 2023 by longtime friends Ryan Costanza and Rick Margaritov, Present Tense has quickly become a Nashville hot spot in the growing neighborhood of Wedgewood-Houston for locals and a destination for out-of-towners. A modern izakaya dining experience, the menu is shaped by Chef Ryan Costanza, sourcing world class ingredients and using techniques like fermentation, restraint, and Japanese charcoal, inspired by his travels in Japan and Southeast Asia.

Chef Ryan at work, y'all know him very well:


PT selected menus
present tense

Present Tense is open five days a week for dinner service with a menu focused on shareable small plates, including raw dishes like aged tuna toast, fried plates such as crispy tofu, items grilled over charcoal like red snapper, and yakitori for dinner. Additionally, Present Tense features several soft serve options, including roasted white sesame and matcha. Present Tense recently launched its exclusive six-seat omakase counter, where guests can journey through a 16-course tasting menu curated by Ryan with drinks paired by Rick.

When it comes to drinks there is no one more skilled (and charming) than Kenneth Vanhooser. You've also shared a few of his delicious creations at The Optimist, Le Loup, and Four Walls here in Nashville:




PRESENT TENSE.
HARD
SHOCHU + WHISKY
BEER + CIDER
SOFT

Guests can expect a deep sake list, natural wines, and esoteric yet minimalist cocktails. Beverage director Kenneth Vanhooser, whose Japanese-style bartending seamlessly marries western and eastern approaches to creative innovative cocktails that evoke multi-sensory experiences, while certified sake sommelier Rick Margaritov educates guests around the restaurant on the growingly popular alcoholic beverage.

Present Tense is also home to our own sake brand, Pure Land Sake, available by-the-glass and to take home by-the-bottle purchased at our neighboring bottle shop, Hippo Bodega:


PURE
SAKE


PRESENT TENSE.
WINE
SPARKLING
WHITE
ROSE
RED
ORANGE
SAKE

After working with Chef Dominique Crenn in San Francisco, Ryan was awarded Michelin Bib Gourmand and Eater Restaurant of the Year for his Oceanside, CA restaurant, Dija Mara. Here are just a few of his delights from Present Tense:





Present Tense is located in the "most up and coming neighborhood" in Nashville.


Local landscape
"Nashville ranks No. 5 for 'hottest' residential markets of 2023"
-Zillow
downtown residential pipeline: housing units
4,336 Completed since 2017
4,003 Under construction
14,493 Units Planned/Proposed
wedgewood houston demographics
1 Mile
3 Miles
10 Miles
Total Population 11,039 107,363 585,415
Households 4,856 49,756 244,394
Average Income $71,971 $94,005 $91,836
Food/ Alcohol Spending $31 M $379 M $1.9 B
Median Age 31.6 Yrs 32.7 Yrs 34.3 Yrs

The neighborhood has become the hottest growth area in Nashville, with large scale multi-family residential and commercial builds by a few of the largest real estate developers in the country including Hines, AJ Capital and Somera Road. Travel Magazine has named Weho as one of the "most up and coming neighborhoods" in the U.S. While we have considered moving Present Tense to a more activated and walkable retail and F&B neighborhood like 12 South and The Gulch, we love the industrial, artistic spirit and creative vibe of Weho. Up on Chestnut Hill, just a stone throw from Downtown Nashville (with gorgeous and unobstructed skyline views from our rooftop) we realized while we may be ahead of the migration into the neighborhood, we appreciate the role we are playing in its burgeoning growth among nationally recognized restauranteurs and retailers like Pastis and Hermès.


PT team
RYAN COSTANZA
PARTNER
RICK MARGARITOV
PARTNER

Present Tense was conceptualized and founded by 2 longtime friends who met in the Los Angeles restaurant scene 15 years ago. Collectively Ryan and Rick have over 40 years of experience in F&B, Hospitality and Alcoholic Beverage brand building. They continue to contribute their years of expertise, and passion to create memorable F&B experiences at their home away from home, Present Tense.

Our experience truly sets us apart:


Competitive advantage
EXPERIENCED FOUNDERS
WE ARE SUCCESSFUL F&B OPERATORS W/ THE KNOW-HOW TO DIFFERENTIATE, SCALE AND LEAD TO PROFITABILITY. THIS IS NOT JUST A HOBBY, IT'S A GROWABLE OPPORTUNITY. WE ARE APPROACHING THIS LIKE A SCALABLE BUSINESS WHEN MOST RESTAURATEURS ARE NOT.
SALES & HOSPITALITY
WE HAVE DECADES OF EXPERIENCE IN F&B, HOSPITALITY MANAGEMENT & CPG BRAND BUILDING. OUR CO-FOUNDER OWNS A GLOBAL ALCOHOL SALES & DISTRIBUTION COMPANY & HAS RELATIONSHIPS W/ BRANDS & TASTEMAKERS AROUND THE WORLD.
CULINARY & INNOVATION
OUR CO-FOUNDER IS A RENOWN CHEF WHOSE NAME & CREATIVITY IN THE KITCHEN WILL BE AN IMMEDIATE DRAW TO OUR COFFEE CONCEPT AND GRAB & GO OFFERINGS. HE IS ALSO AN ACCOMPLISHED NATURAL WINE & SAKE EDUCATOR.
DESIGN & BRAND
PRESENT TENSE IS A MEMORABLE NAME & IMAGE THAT JUMPS OFF THE PHYSICAL & DIGITAL STOREFRONT & SHELVES. PRESENT TENSE IS DESIGNED TO MAKE A LASTING IMPACT THROUGH MOBILE & ONLINE MEDIA ENVIRONMENTS.

We are excited to work with you and our Nashville community to build on our early success:


Traction
FEATURED PRESS
SALES + EXPENSES
CUSTOMER ACQUISITION
LOCATION
THE NEW YORK TIMES BEST RESTAURANTS IN NASHVILLE
EATER HEAT MAP
RESY HIT LIST
NASHVILLE SCENE EDITOR'S PICK
$1.4M TOP LINE REVENUE IN OUR FIRST 12 MONTHS
SIGNIFICANT REFINEMENT & REDUCTION IN PRIME COST & BELOW THE LINE OPERATING EXPENSES TO ACHIEVE NEAR PROFITABILITY AFTER 18 MONTHS
OVER 5000 NEW DINE-IN CUSTOMERS SINCE OPENING
14K NEW FOLLOWERS ON INSTAGRAM
AVG. OVER 4000 MONTHLY GOOGLE BUSINESS INTERACTIONS
WEDGEWOOD HOUSTON HAS JUST BEEN NAMED AMONG THE MOST "UP AND COMING" NEIGHBORHOODS IN THE U.S. BY TRAVEL MAGAZINE
HOME TO GEODIS PARK, SOHO HOUSE, APPLE MUSIC & LIVE NATION

Our customer testimonials and featured media continue to provide validation for our creative choices and hard work. Owning and operating a restaurant is very challenging, but we do it for our amazing team and our guests - we are incredibly passionate to provide experiences that help people connect on a deeper level and let go to forget about their everyday stresses.


PT customer testimonials

PT featured press


The New York Times
The 25 Best Restaurants in Nashville Right Now
For the grammar fans out there, it's true: Present Tense encapsulates what's happening in Nashville right now.



NASHVILLE SCENE NASHVILLE SCENE NASHVILLE SCENE

Minimalist Expression Metes Out Maximal Experience at Present Tense


MARKET WATCH
Asia Meets The American South


NASHVILLE SCENE
Present Tense Is Ready for Right Now



NASHVILLE
WOMEN IN BUSINESS
eat here NOW


CHEF AF
From Michelin Stars to Sake Bars
Chef AF
AN EXCLUSIVE INTERVIEW
palate
Now Open: Present Tense
RESY
Present Tense
Wedgewood-Houston
Restaurant Hospitality


EATER
Just a purely indulgent omakase experience at Present Tense
NASHVILLE BUSINESS JOURNAL
StyleBlueprint
LOCAL RESTAURANTS
Private Dining in Nashville: 18 Spots for Your Next Event!

Raise and Use of Funds

Typically restaurants and bars of our size raise substantial equity funding for buildout, m

arketing and operating capital. Likewise, so many of Nashville's hottest new developments are funded by large out-of-town real estate developers. We're a local team looking to serve the residents and visitors of Nashville. We have bootstrapped Present Tense since Day 1 with self-funding, along with a partnership with Pathway Lending and a local investor, to open and continue to operate the business.

We're now raising funds to build on our early success, to invest in kitchen upgrades and marketing, while providing an opportunity for our earliest supporters, neighbors, and community members to join us and share in what we're creating.

We think that Nashville deserves to own a piece of Present Tense and our success.

Financials - 5yr

Revenue	Year 1	Year 2	Year 3	Year 4	Year 5	% of Sales
Food	$ 0.81	$ 0.83	$ 0.86	$ 0.89	$ 0.91	59.6%
Beverage	$ 0.55	$ 0.57	$ 0.58	$ 0.60	$ 0.62	40.4%
Total	$ 1.36	$ 1.40	$ 1.44	$ 1.49	$ 1.53	100.0%
Cost of Sales						
Food	$ 0.24	$ 0.21	$ 0.21	$ 0.22	$ 0.23	25.9%
Beverage	$ 0.13	$ 0.10	$ 0.11	$ 0.11	$ 0.11	19.1%
Total	$ 0.37	$ 0.31	$ 0.32	$ 0.33	$ 0.34	23.1%
Gross Profit	$ 0.99	$ 1.09	$ 1.12	$ 1.16	$ 1.19	76.9%
Salaries & Wages	$ 0.41	$ 0.42	$ 0.43	$ 0.45	$ 0.46	30.1%
Employee Benefits	$ 0.08	$ 0.08	$ 0.08	$ 0.09	$ 0.09	5.9%
Total Payroll	$ 0.49	$ 0.50	$ 0.52	$ 0.54	$ 0.55	36.0%
Prime Cost	$ 0.86	$ 0.82	$ 0.84	$ 0.88	$ 0.89	59.1%
Other Controllable Expenses	$ 0.07	$ 0.08	$ 0.08	$ 0.08	$ 0.08	5.5%
Occupancy Cost	$ 0.06	$ 0.06	$ 0.06	$ 0.07	$ 0.07	4.4%
Depreciation & Amortization	$ -	$ -	$ -	$ -	$ -	0.0%
Other Income (Expenses)	$ -	$ -	$ -	$ -	$ -	0.0%
Net Income Before Tax	$ 0.37	$ 0.45	$ 0.46	$ 0.47	$ 0.49	31.0%
Depreciation & Amortization	$ -	$ -	$ -	$ -	$ -	0.0%
Loan Principal Payments	$ 0.02	$ -	$ -	$ -	$ -	
Cash Flow	$ 0.39	$ 0.12	$ 0.13	$ 0.14	$ 0.14	12.6%



$1.4 MILLION
ANNUAL REVENUE

Exceeded our Year 1 Forecast



PAYBACK PERIOD
46 MONTHS

Projected IRR 17%

Projected investment returns

PROJECTED INVESTMENT RETURNS	Year 1	Year 2	Year 3	Year 4	Year 5
Distributable Cash Flow Percent*	0%	70%	70%	70%	70%
Distributable Cash Flow	$0	$84,000	$91,000	$94,500	$98,000
Cash Distribution:					
Investment Partner/Member (LLC)	$0	$71,200	$76,800	$67,120	$23,600
Operating Partner/Member (LLC)	$0	$16,800	$18,200	$31,380	$78,400
Investment Partner/Member (LLC) Returns:					
Net Investment After Cash Distributions - End of Year	$200,000	$132,800	$60,000	$0	$0
Payback Period (Yrs after opening)	3.0 yrs.				
Annual Return on Investment (before tax)	0.0%	35.0%	38.4%	33.6%	11.8%
12 Year Gross IRR	14.0%				

* it may be advantageous to retain a portion of the cash flow in the business for working capital, capital improvement reserves or for other reasons.

INVESTMENT ASSUMPTIONS	
Total Equity Investment	$200,000
Operating Partner/Member (LLC)	
Equity Contribution	$0
Cash Distribution Ratio Before Investor Payback*	20.0%
Cash Distribution Ratio After Investor Payback	80.0%
Investment Partner/Member (LLC)	
Equity Contribution	$200,000
Cash Distribution Ratio Before Investor Payback	80.0%
Cash Distribution Ratio After Investor Payback	20.0%

* Investor "Payback" is the point at which the investor recoups 100% of their Equity Contribution.

* Forward looking projections cannot be guaranteed

We are offering Class A-2 Common Units to investors, who will receive a priority return with quarterly cash distributions of net profit. We will pay investors back at 80% of Present Tense's distributable cash until their investment has been entirely paid back. After that, 20% of Present Tense's distributable cash for each fiscal quarter will be distributed by Present Tense to each investor, in relation to their initial investment, in perpetuity.

*Distributable cash means, for any fiscal period of the Company, the Company's gross revenues from operations received during such period less cash funds used to pay current operating expenses (including management operation pay to Wise Visitor LLC) and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Managing Member.


Join us at Present Tense
WE'RE RAISING $450K
EQUITY FINANCING
WE'VE STRUCTURED A HEALTHY CAPITAL STACK COMBINING THE STRENGTH OF VARIOUS FINANCIAL TOOLS. CAPITAL STRUCTURE WILL BE OPTIMIZED FOR LONG-TERM VALUE AND LESS COMPROMISE OF CONTROL.
Marketing–20%
Opex–30%
Working Capital–50%

Investor perks

$1,000	VIP reservations for you and your guests, always.
$3,000	VIP reservations for you and your guests, always, plus a limited release Present Tense t-shirt, and 2 bottles of each of our first 3 Pure Land Sake releases, brewed in Kyoto, Japan.
$6,000	All the above plus a complimentary sake class and tasting at Present Tense with Ryan and Rick for your group of 10 friends.
$12,000	All the above plus 6 complimentary VIP seats (for you and 5 friends) for Chef Ryan's exclusive 16+ course Omakase Experience.
$25,000	All the above, plus a multi-course tasting experience in our Present Tense Private Dining Room, for your group of 14, curated and prepared by Chef Ryan with natural wines and sakes paired by Rick.
$50,000	A one-of-a-kind private multi-course tasting experience in your home, for your group of 12, curated and prepared by Chef Ryan Costanza and special guest chefs.
$100,000	Join Ryan and Rick on a sake and food adventure to Kyoto, Japan to visit our 450 year old Pure Land Sake brewery. Complimentary airfare (Premium Economy) and 3 nights lodging at Hotel The Mitsui or The Suiran Hotel in Kyoto included.

Thank you for your support and look forward to continue serving you for years to come.